UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                         DATA SYSTEMS NETWORK CORPORATION
                               (Name of Issuer)


                                   Common Stock
                        (Title of Class of Securities)


                                 237891-10-6
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person


         Michael W. Grieves


2        Check The Appropriate Box If A Member Of A Group*      (a) [ ]
                                                                (b) [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

         USA

                         5        Sole Voting Power

         Number Of                   732,500
          Shares         6        Shared Voting Power
       Beneficially
         Owned By                      -0-
           Each          7        Sole Dispositive Power
       Reporting
          Person                      10,000
           With          8        Shared Dispositive Power
                                     722,500
9        Aggregate Amount Beneficially Owned By Each Reporting Person

         732,500

10       Check Box If The Aggregate Amount In Row (9) Excludes        [ ]
         Certain Shares*

11       Percent Of Class Represented By Amount In Row (9)

         22.4

12       Type Of Reporting Person*

         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)        Name of Issuer:
                 DATA SYSTEMS NETWORK CORPORATION (the "Company")

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 34705 West Twelve Mile Road
                 Suite 300
                 Farmington Hills, Michigan 48331

Item 2(a)        Name of Person Filing:
                 Michael W. Grieves

Item 2(b)        Address of Principal Business Office:
                 34705 West Twelve Mile Road
                 Suite 300
                 Farmington Hills, Michigan 48331

Item 2(c)        Citizenship:
                 USA

Item 2(d)        Title of Class of Securities:
                 Common Stock

Item 2(e)        CUSIP No.: 237891-10-6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 Not applicable.

Item 4.          Ownership
                 (a)     Amount Beneficially Owned:  732,500

                 (b)     Percent of Class: 22.4%

                 (c)     Number of shares as to which such person has:

                         (i) sole power to vote or to direct the vote - 732,500 (includes 10,000 shares which may be purchased upon exercise of employee stock options as of December 31, 1996)

                         (ii)     shared power to vote or to direct the vote
                                  - 0

                         (iii) sole power to dispose or to direct the disposition of - 10,000 (Includes 10,000 shares which may be purchased upon exercise of employee stock options as of December 31, 1996)

                         (iv) shared power to dispose or to direct the disposition of - 722,500 (Includes 150,000 shares which will be held in escrow until November 7, 1999 unless the Company meets certain earnings per share targets or certain other conditions are satisfied. In addition, Mr. Grieves agreed, in connection with the Company's initial public offering, not to sell on a securities exchange or Nasdaq any of the 722,500 shares prior to February 5, 1997 without the prior written consent of certain entities.)

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By Parent
         Not applicable.

Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification
         Not applicable.


                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 4, 1997



/s/ Michael W. Grieves
Michael W. Grieves